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3|6|03

03015304

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 3 2003

SEC FILE NUMBER	
8-	51880

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading & Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____9505 Hillwood Drive, Suite #100_____
(No. and Street)

_____Las Vegas_____ _____Nevada_____ _____89134_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____William Cohen_____ _____(702) 360-0011_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Hitesh (John) P. Adhia, CPA_____
(Name – if individual, state last, first, middle name)

1408 N. Westshore Blvd. Suite # 611	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3/19/2003

OATH OR AFFIRMATION

I, _A. William Cohen_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Integrated Trading and Investments, Inc._ , as of _2/28_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Pres/CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Integrated Trading & Investments, Inc.

Audited Financial Statements

As of

December 31, 2002

Prepared by:

Hitesh (John) P. Adhia
Certified Public Accountant
1408 N. Westshore Blvd., Suite 611, Tampa, FL 33607
Tel No. (813) 289-8440, Fax No. (813) 289-8849
Email: kpatel@adhiafunds.com



Hitesh (John) P. Adhia, Certified Public Accountant

1408 N. Westshore Blvd., Suite 611. Tampa, FL 33607
Phone: (813) 289-8440. Fax: (813) 289-8849
E-Mail: johnjrcpa@adhiafunds.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Integrated Trading & Investments, Inc.

We have audited the accompanying statement of financial condition of Integrated Trading & Investments, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading & Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hitesh (John) P. Adhia, CPA

February 27, 2003

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		Amount
Cash and cash equivalents	$	6,779
Commissions receivable		27,565
Deposit with clearing organization		15,000
Furniture and equipment,		
net of accumulated depreciation of $7,454		8,591
Securities owned		
not readily marketable, at estimated fair market value		21,700
TOTAL ASSETS	$	79,635

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Accounts payable and accrued expenses	$	13,111

STOCKHOLDER'S EQUITY
Common stock, par value $.0001; 1,500 shares authorized,		
1,000 shares issued and outstanding		1
Additional paid-in-capital		137,045
Accumulated deficit		(70,522)
TOTAL STOCKHOLDER'S EQUITY		66,524
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	79,635

See accompanying notes to financial statments.

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	Amount
REVENUES	
Commissions	$ 526,641
Other	73,418
Interest	404
	600,463
OPERATING EXPENSES	
Commissions	302,099
Management fee	94,792
Rent	53,473
Professional fees	22,512
Floor brokerage, exchange, and clearing fees	17,534
Travel and entertainment	21,825
Insurance	17,227
Other administrative expenses	61,491
OPERATING EXPENSES	590,953
NET INCOME	$ 9,510

See accompanying notes to financial statments.

INTEGRATED TRADING AND INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity (Deficit)
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Number of Shares	Amount			
Balance December 31, 2001	1,000	$ 1	137,045	(80,032)	57,014
Contributed Capital	-	-	-	-	-
Net Profit				9,510	9,510
Balance December 31, 2002	1,000	$ 1	137,045	(70,522)	66,524

See accompanying notes to financial statments.

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

	Amount
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net profit	$ 9,510
Adjustments to reconcile net profit to net	
cash used in operating activities	
Depreciation	3,014
Increase (decrease) in cash resulting from changes in:	
Commissions receivable	(18,748)
Accounts payable and accrued expenses	9,206
CASH USED BY OPERATING ACTIVITIES	2,982
CASH FLOWS FROM INVESTING ACTIVITIES:	
CASH USED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	2,982
CASH BALANCE - BEGINNING	3,797
CASH BALANCE - ENDING	$ 6,779

See accompanying notes to financial statments.

Integrated Trading & Investments, Inc.

Notes to Financial Statements
December 31, 2002

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1. ORGANIZATION

Integrated Trading & Investments, Inc. (the "Company"), was formed as a for-profit Nevada corporation on May 10, 1999. Its primary business is a broker-dealer. The Company is also licensed as a resident agent for life, health and variable annuity insurance brokerage in the state of Nevada, with non-resident licenses in numerous states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company conducts business as a securities broker-dealer in Las Vegas, Nevada. These statements have been prepared in accordance with established standards for securities broker-dealers.

Securities – Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company records securities transactions and related commission expenses on a settlement date basis.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Furniture and Equipment – Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

Income Taxes - The Company has elected to be treated as a Subchapter S corporation under the provisions of the Internal Revenue Code. Stockholders of an S Corporation are taxed on their proportionate share of the results of operations. Accordingly, the Company does not record a provision for income taxes.

Integrated Trading & Investments, Inc.

Notes to Financial Statements
December 31, 2002

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3. RELATED PARTY TRANSACTIONS

The Company has a management agreement with Integrated Capital Group, Inc. in which sole stockholder of the Company, is also stockholder.

4. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with brokers, clearing organizations and depositories. The Company's customer and correspondent clearance activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties and correspondents with whom it conducts business on a periodic basis.

5. Securities Owned, Not Readily Marketable

Securities owned, not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. At December 31, 2002, the securities owned, not readily marketable consisted of stock and warrants in the NASD Stock Market, Inc. with a cost basis of $21,700, which management believes approximates fair market value.

6. Deposits

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are based on the types and values of securities. Deposits in the amount of $15,000 are considered allowable assets under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). At December 31, 2002 the Company has $15,000 Security Deposit with Fiserv Investor Services, Inc.

7. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $36,073, which was $31,073 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .36 to 1.

Integrated Trading & Investments, Inc.

Notes to Financial Statements
December 31, 2002

8. Lease Commitments

The Company leases its corporate offices under non-cancelable lease agreements. The Company has 36 months of lease contract starting from October 1, 2002 to September 30, 2005. Future minimum lease obligations as of December 31, 2002 are as follows:

Year	Amount
2003	$72,100
2004	$74,657
2005	$58,294
	$205,051

SCHEDULE 1

INTEGRATED TRADING AND INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital
Total Stockholder's equity		$ 66,524

Nonallowable assets
Other income - margin interest rebate	(99)	
Other income - mutual fund trailers - 12b1	(61)	
Investments in NASDAQ Stock Market, Inc.	(21,700)	
Furniture and equipment, net	(8,591)	
		(30,451)
Net Capital		36,073

Aggregate Indebtedness
Accounts payable and accrued liabilities		$ 13,111

Computation of Basic Net Capital Requirement
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 874
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 31,073
Excess net capital at 1000%		$ 34,762
Ratio: Aggregate indebtedness to net capital		36%

Computation for determination of the reserve requirements of Rule 15c3-3 and information
related to the possession or control requirements of Rule 15c3-3

The Company's transactions with clients consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer security purchase funds directly to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

SCHEDULE 1

INTEGRATED TRADING AND INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2002

Reconciliation of the computation of net capital with the computations included in part IIA of
Form X17A-5 as of the same date

Net capital per FOCUS report		$	21,578
Changes resulting from audit adjustments:			
Increase in cash	$ -		
Increase in commissions receivable	27000		
Increase in commissions payable	(13,017)		
			13,983
Net capital per audit report		$	35,561



Hitesh (John) P. Adhia, Certified Public Accountant

1408 N. Westshore Blvd., Suite 611. Tampa, FL 33607
Phone: (813) 289-8440. Fax: (813) 289-8849
E-Mail: johnjrcpa@adhiafunds.com

Independent Auditors' Report on Internal control Structure Required by SEC Rule 17a-5

Board of Directors
Integrated Trading & Investments, Inc.

In planning and performing our audit of the financial statements of Integrated Trading & Investments, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Integrated Trading & Investments, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and the reserve required by rule 15c 3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of nay evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in



Hitesh (John) P. Adhia, Certified Public Accountant

1408 N. Westshore Blvd., Suite 611. Tampa, FL 33607
Phone: (813) 289-8440. Fax: (813) 289-8849
E-Mail: johnjrcpa@adhiafunds.com

conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hitesh (John) P. Adhia, CPA

February 27, 2003